UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

A & C UNITED AGRICULTURE DEVELOPING INC.
(Name of Registrant as Specified in its Charter)

Nevada	333-179082	27-5159463
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Oak Brook point, Suite 500

700 Commerce Drive, Oak Brook, Illinois 60523

(Address of principal executive office)

(630) 288-2500

(Registrant’s telephone number)

June 21, 2017

A & C United Agriculture Developing Inc.

Oak Brook Pointe, Suite 500

700 Commerce Drive, Oak Brook, Illinois 60523

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE OF CONTROL AND COMPOSITION OF THE BOARD OF DIRECTORS

June 21, 2017

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 19, 2017 (the “Record Date”) of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of A & C United Agriculture Developing Inc., a Nevada corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in control and composition of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in control and composition of our directors pursuant to the Agreement (as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed on or about June 22, 2017 to our stockholders of record on the Record Date.

On March 13, 2017, Yidan (Andy) Liu and Jun (Charlie) Huang, the principal stockholders of the Company (“Sellers”), entered into a Stock Purchase Agreement (the “Agreement”) with Chin Kha Foo, the assignee of Choa-Jung Lee, (the “Buyer”), pursuant to which, among other things, Sellers agreed to sell to the Buyer, and the Buyer agreed to purchase from Sellers, a total of 24,000,000 shares of Common Stock of the Company of record and beneficially by Sellers (the “Purchased Shares”). The Purchased Shares represented approximately 64% of the Company’s issued and outstanding shares of Common Stock. In connection with the transactions contemplated by the Agreement, the Board appointed Chin Kha Foo to the Company’s Board of Directors and Mr. Yidan (Andy) Liu, Mr. Jun (Charlie) Huang, Mr. Ross Rispens, Mr. Manying Chen, Mr. Minhang Wei and Mr. Xinyu Wang resigned except that such appointment of Mr. Foo and the resignations of Mr. Liu and Mr. Huang will not become effective until 10 days following the mailing of this Information Statement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT AND RULE 14f-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE ANTICIPATED CHANGE IN MAJORITY CONTROL OF THE BOARD.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

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Change In Control; Directors and Executive Officers

Consummation of the purchase and sale of the Purchased Shares on the Closing Date pursuant to the Agreement effected a change of control of the Company, as the Buyer, using personal funds, acquired an aggregate of 24,000,000 shares, or approximately 64% of the Company’s 37,731,495 shares of Common Stock outstanding as of the Record Date. Currently, the Buyer is the Company’s majority, and controlling, stockholder. In connection with the transactions contemplated by the Agreement, the Board appointed Chin Kha Foo to the Company’s Board of Directors and all current directors, except Mr. Liu and Mr. Huang resigned. The appointment of Mr. Foo and the resignations of Mr. Liu and Mr. Huang will not become effective 10 days following the mailing of this Information Statement. On the Closing Date, the Board appointed Mr. Foo as President/CEO/CFO and Secretary, effective as of the Closing Date. The Agreement further provides that, effective the Closing Date, Mr. Liu and Mr. Huang resigned as officers of the Company and as well as members of the Board of Directors. The Board and the Company’s officers consist of the following persons, except that the appointments of the following persons to the Board will not become effective until at least 10 days following the mailing of this Information Statement:

Name	Age	Position
Chin Kha Foo 1055 W. 7th St. 33rd Floor Los Angeles, California 90042	43	Director and President/CEO/CFO & SEC.

The directors will serve until the next annual meeting of stockholders of the Company and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. The following is information concerning the business backgrounds of Mr. Foo.

Chin Kha Foo was born in Sarawak, Malaysia. He has served as an operating manager in Singapore Airlines SATS from 1994 to 2006. His duties included operating management, employee training and schedule arrangement. Since 2008 he has served as sales adviser and marketing manager for OTS Group, a Malaysian company engaged in the business of life insurance. His duties included business development and service quality control. In 1992, Mr. Foo graduated from SMK Sungai Tapang Kuching Sarawak, Malaysia.

Voting Securities of the Company

As of the Record Date, there were 37,731,495 shares of Common Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Executive Compensation

Management Compensation

Name and Fiscal Year Ended September 30, 2016 and 2015	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Yidan (Andy) Liu in FY 2015	60,000	0	0	0	0	0	60,000
In FY 2016	60,000	0	0	0	0	0	60,000

Since January 1, 2013, we have paid Yidan (Andy) Liu, president and director, salary of $60,000 per year pursuant to an oral agreement. The term is for one year, and was renewed on January 1, 2017.

Outstanding Equity Awards At Fiscal Year-End

No option awards, unexercised options, unvested stock awards or equity incentive plan awards were in existence at the end of fiscal year 2016 or were granted to our named executive officers during fiscal year ended at September 30, 2016.

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Director Compensation

The following table summarizes the compensation paid to our directors for the fiscal year ended September 30, 2016:

Name and Fiscal Year Ended September 30, 2016	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Yidan (Andy) Liu	0	0	0	0	0	0	0
Jun (Charlie) Huang in FY 2016	0	0	0	0	0	50,000	50,000
Ross Rispens	0	0	0	0	0	0	0
MinHang Wei	0	0	0	0	0	0	0
ManYing Chen	0	0	0	0	0	0	0
XinYu Wang	0	0	0	0	0	0	0

Since November 1, 2015, we started paying Jun (Charlie) Huang, director, salary of $60,000 per year pursuant to an oral agreement. During fiscal year 2016, Charlie volunteered to skip one month of salary so that we paid about $50,000(SEK 433,680) totally. The term is for one year, and was renewed on Oct 1, 2016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the Record Date with respect to the beneficial ownership of Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock after the Closing Date (ii) our current directors, (iii) each person who will become a director on or after the tenth day following our mailing of this Information Statement, (iv) each of newly named executive officers and (v) all of our newly named executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws, where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock that are shown as beneficially owned by them. In computing the number of shares of Common Stock owned by a person and the percentage ownership of that person, any such shares subject to options and warrants held by that person that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter are deemed outstanding for purposes of that person’s percentage ownership but not deemed outstanding for purposes of computing the percentage ownership of any other person. The percent of class is based on 37,731,495 shares of common stock issued and outstanding as of the date of this report. Unless otherwise indicated, the mailing address of each individual is c/o A & C United Agriculture Developing Inc., Oak Brook Pointe, Suite 500, 700 Commerce Drive, Oak Brook, Illinois 605234

Name	Number of Shares of Common stock	Percentage

Yidan (Andy) Liu [1]	3,010,000	8%

Jiwen Zhang [1]	3,010,000	8%

Jun (Charlie) Huang	3,010,000	8%

Chin Kha Foo	22,640,000	60%

________

[1] Includes 10,000 shares owned by Jiwen Zhang, wife of Mr. Liu.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 37,731,495 shares of common stock outstanding as of June 19, 2017.

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Certain Relationships and Related Party Transactions

Loans from Officers/Shareholders

As of September 30, 2016 and 2015, the officers loaned $32,565 and $46,474, respectively, to the Company for purchases and operating, and marketing expenses. The outstanding balance bears no interest, is due on demand and is not the subject of a written note or agreement.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Act of 1934

We are not subject to the requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

CORPORATE GOVERNANCE

The Board of Directors

As set forth in our Articles of Incorporation and Bylaws, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Other than as disclosed in this Information Statement, to the knowledge of the Company, are no agreements with respect to the election of directors. The Company’s executive officers serve at the discretion of the Board.

Director Independence

Our board of directors has determined that we do not have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Our Common Stock is traded on the OTC Markets, OTCPink under the symbol “ACUG”. The OTC Pink electronic trading platform does not maintain any standards regarding the “independence” of the directors for our Board and we do not believe we are subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have any and/or a majority of our directors be independent.

Code of Ethics

We have not adopted a written Code of Ethics at this time that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Board of Directors are reviewing the necessity of adopting such a document given we are still in the start-up exploration stage and have limited employees, officers and directors.

Nominating Committee

We do not have a Nominating Committee. Since our formation we have relied upon the personal relationships of our President to attract individuals to our Board of Directors.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

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Compensation Committee

We do not have a Compensation Committee. Our entire Board of Directors review and recommend the salaries, and benefits of all employees, consultants, directors and other individuals compensated by us.

Audit Committee

We do not have a standing Audit Committee. The functions of the Audit Committee are currently assumed by our Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

A & C United Agriculture Developing Inc. a Nevada corporation

Date: June 21, 2017	By:	/s/ Chin Kha Foo
Chin Kha Foo
President and CEO

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